UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 000-52326

GIGA METALS CORPORATION
(Translation of registrant's name into English)

Suite 203, 700 West Pender Street, Vancouver, BC V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	N.I. 43-101 Technical Report & Preliminary Economic Assessment For The Turnagain Project
99.2	Consent of Qualified Person - Andrew Robert Mitchell PhD.
99.3	Consent of Qualified Person - Christopher John Martin
99.4	Consent of Qualified Person - Daniel Friedman, P. Eng.
99.5	Consent of Qualified Person - Evan Jones, P. Eng., EP(CEA)
99.6	Consent of Qualified Person - Garth Kirkham, P. Geo.
99.7	Consent of Qualified Person - Gerry Schwab, P. Eng.
99.8	Consent of Qualified Person - Ian Thompson, P. Eng.
99.9	Consent of Qualified Person - Persio Pellegrini Rosarios, MASc, PhD, P. Eng.
99.10	Consent of Qualified Person - Ronald J. Monk, M. Eng., P. Eng.
99.11	Consent of Qualified Person - Stefan J. Hlouschko, P. Eng

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giga Metals Corporation
(Registrant)

Date: November 23, 2020	By:	/s/ Mark Jarvis
Mark Jarvis
	Title:	President and CEO